March 24, 2026

Brian McGee
President
GoPro, Inc.
3025 Clearview Way
San Mateo, CA 94402

       Re: GoPro, Inc.
           Registration Statement on Form S-1
           Filed March 20, 2026
           File No. 333-294507
Dear Brian McGee:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Julia Forbess